[Alcatel Lucent Letterhead]

July 16, 2012

Via EDGAR (Correspondence) and E-mail

Securities and Exchange Commission

Washington D.C. 20549

Attention:	Larry M. Spirgel, Assistant Director

Jonathan Groff, Staff Attorney

Re:	Alcatel Lucent

Form 20-F for the fiscal year ended December 31, 2011

Filed March 21, 2012

File No. 001-11130

Dear Sirs:

We are writing on behalf of Alcatel Lucent (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 13, 2012 in connection with the above-referenced Annual Report on Form 20-F (the “Form 20-F”).

To assist the Staff’s review of the Company’s responses, the Staff’s comments, including the headings and captions from the Form 20-F cited in the comments, have been repeated in bold type below, and the Company’s response to each comment appears immediately following the applicable comment, except as otherwise specifically noted. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Form 20-F.

Risk Factors, page 9

1.	As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, currently is unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/Iternational/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

Response:

We acknowledge the Staff’s comment and we supplementally advise the Staff that we will include a risk factor similar to that included below, updated as appropriate, in future Form 20-F filings:

“Auditors in various non-U.S. jurisdictions, including France, are not inspected by the U.S. Public Company Accounting Oversight Board (“PCAOB”) and, as a result, there is a risk that quality improvements or deficiencies that could be identified by a PCAOB inspection will not be identified or addressed.

The independent registered public accounting firms that issue the audit reports included in this Annual Report on Form 20-F are required by the laws of the United States to undergo regular inspections, including review of work papers and interviews, by the PCAOB to assess their compliance with the laws of the United States and applicable professional standards. Because Alcatel Lucent’s auditors are located in France, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the French authorities, Alcatel Lucent’s auditors are not currently inspected by the PCAOB. Alcatel Lucent’s auditors are subject to regular inspections by the Haut Conseil du Commissariat aux Comptes, the French regulatory oversight body of French auditors.

During its inspections, the PCAOB may identify deficiencies in an accounting firm’s audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. Since the PCAOB cannot conduct inspections in France, the PCAOB is prevented from regularly evaluating our auditors’ audits and quality control procedures. As a result, investors in Alcatel Lucent securities may be deprived of any benefits that would have been realized as a result of PCAOB inspections and, depending on the circumstances, investors in Alcatel Lucent securities could lose confidence in Alcatel Lucent’s control procedures, financial statements or, more generally, in the quality of its reported financial information.”

Description of the Group’s Activities, page 27

Our Activities in Certain Countries, page 38

2.	Please update us on your contacts with Iran, Syria, Sudan and Cuba since your letters to us of November 18, 2005 and May 30, 2006. We note 2010 and 2011 news articles regarding your supply of technology and products to the East Africa Submarine Cable System project which involves Sudan, to the Europe Persia Express Gateway project which involves Iran, and to an underwater fiber-optic project linking Venezuela and Cuba.

As you know, Iran, Syria, Sudan and Cuba are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. Please tell us about any contacts with these countries since your 2005 and 2006 letters, including descriptions of past, current and anticipated contacts through affiliates, subsidiaries, distributors, resellers or other direct or indirect arrangements. Describe any services, technology or equipment you have provided to Iran, Syria, Sudan and Cuba and describe any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments. We note that the consortiums operating the East Africa Submarine Cable System, the Europe Persia Express Gateway project and the Venezuela to Cuba fiber optic project include, respectively, Sudan’s Sudatel, Iran’s Telecommunications Infrastructure Company and Cuba and Venezuela’s joint venture Gran Caribe, each of which is a government-owned entity.

Response:

Our operations in, and ties to, Iran are as follows:

Since our letters to you of November 18, 2005 and May 30, 2006, and especially in recent years, Alcatel Lucent has substantially decreased its activity in Iran. Total revenues from our activities in Iran have declined from approximately €13,093,000 in 2007 to approximately €2,355,000 in 2011, and are projected to fall further to approximately €800,000 for 2012. Total revenue of Alcatel Lucent in Iran for the first quarter of 2012 has amounted to €135,000.

The nature of our activities in Iran has not changed substantially since 2006. These activities have involved the sale of telecommunication equipment and provision of related services (installation, repair and maintenance). Alcatel-Lucent France, a French subsidiary of the Alcatel Lucent group, maintains a branch office in Teheran with 4 employees, all of whom are Iranian nationals.

Between 2009 and 2012, our activities in Iran have resulted primarily from our contracts with the following five customers:

(1)	Telecom Infrastructure Company (“TIC”): TIC is a government-owned telecommunications infrastructure provider in Iran resulting from a split of Telecommunications Company of Iran (“TCI”), the telecom service operator and the operator of the local network and TIC, the intercity interprovincial and international telecom network operator. As mentioned in our 2005 letter to you, there were contracts entered into between Alcatel Lucent and TCI before the split, related to the network that went to TIC. In addition, in 2005, Alcatel Lucent entered into a new agreement with the Iranian company, SADID Ertebat, the end customer being TIC. This agreement included a warranty period of five years after installation and was completed in 2011 by an on-site maintenance service agreement with respect to the Alcatel Lucent equipment still under warranty. For 2012, our activities involving this customer have only involved the provision of services under this on-site maintenance service agreement.

(2)	PATSA: PATSA is a privately held company dealing in telecom equipment, systems and services. In 2011 Alcatel Lucent dealt with PATSA in the context of a contract between PATSA and the City Council of Shiraz related to the Shiraz Metro, and provided PATSA standard equipment and services in relation with such contract.

(3)	Elmatco: Elmatco is an engineering and consulting firm in the telecom business. One of its Elmatco’s customers is the state-owned power generation sector (divided into a series of regional electricity companies). Alcatel Lucent provides some ongoing technical support to Elmatco with respect to the Alcatel SDH systems, which are used to equip the telecom part of the electricity grid.

(4)	Pars Online: Pars Online is a privately held company which entered the local telecom market after its liberalization following the split of TIC and TCI. Pars Online provides broadband access to residential and business customers. Pars Online started working with Alcatel-Lucent in 2007, with the sale by Alcatel Lucent of Wimax, Asam and ISAM equipment to Pars Online. Pars Online has a framework agreement with Alcatel Lucent for 500,000 DSL access ports. However, in late 2011, we stopped accepting their orders due to increased sanctions restrictions against Iran.

(5)	Nura and Hamgara: Nura and Hamgara are distributors of Alcatel-Lucent Enterprise products in Iran. As Alcatel Lucent Enterprise sold them some substantial equipment in the past, there is some maintenance and spare part activity with them.

The following chart summaries our revenues during the period 2007 through the first quarter 2012 from our activities in Iran (or in case of exportation of goods to Iran, with Iranian customers):

	2007		2008		2009	2010	2011	2012 (1Q only)
TIC/ Sadid Ertebat								€135,000
PATSA							€313,000
Elmatco					€1,818,000	€1,141,000	€660,000
Pars Online					€582,000	€1,466,000	€1,160,000
Nura and Hamgara					€315,000	€52,000	€176,000
TOTAL	€13,093,000	*	€3,602,000	*	€2,715,000	€2,659,000	€2,355,000	€135,000

*	The customer breakdown for Alcatel Lucent activities in Iran is not available for the corresponding year.

Following a call for tenders, an offer was submitted in September, 2010 by Alcatel-Lucent Submarine Networks, a French company (“ASN”) to a consortium of purchasers, including Oman Telecommunications Company, Cable & Wireless Global Network Limited and Telekom Malaysia Berhad with a bid price in the amount of $182,000,000 in connection with the supply, installation, and commissioning of the terminal stations (transmission equipment), the land cable from the beach man hole to the terminal station, and the installation of a submarine cable. The main configuration is a trunk between Mumbai (India) and Barka (Oman) with branches to Chennai (India), Colombo (Sri Lanka), Mumbai (India). The project includes an optional branch to Chabahar (Iran). The quoted price for the optional branch to Iran is $14,361,000. The discussions with the consortium are currently ongoing.

The following contracts involved Iran but were never implemented:

In 2009, Alcatel-Lucent Italia entered into an initial agreement with SADID Ertebat to act as co-contractor for the implementation of the Iranian part of the Europe Persia Express Gateway project (“EPEG”), in the event SADID Ertebat was awarded the contract for such implementation by TIC, and in 2010, Alcatel-Lucent Italia entered into an extension of such agreement. In October, 2011, and before TIC awarded the implementation contract, Alcatel-Lucent Italia terminated its agreement with SADID Ertebat on grounds of force majeure, arguing that the current sanction regime rendered it impossible for Alcatel-Lucent Italia to be paid under this agreement. At the time of the termination of its agreement with SADID Ertebat, Alcatel-Lucent Italia had not performed any work for EPEG under such contract.

Following a call for tenders, an offer was submitted in November, 2011 by ASN to Oman Telecommunications Company and Cable & Wireless Global Network, Limited for the supply of an unrepeated system connecting three landing sites in Oman (Barka, Diba, Khasab) and an optional landing site in Iran (Jask) through a branching unit on the main trunk (project value: less than €30,000,000). ASN decided not to proceed with this offer.

Our operations in, and ties to, Syria are as follows:

Since our letters to you of November 18, 2005 and May 30, 2006, the activity of the Alcatel Lucent group in Syria has been a standard telecom provider activity (export of equipment and local installation, maintenance and repair services) and the vast majority of this business has been conducted with the incumbent Syrian state-owned fixed telecom operator, Syrian Telecom Establishment (STE), with a significant Customer Care and Billing Solutions Contract signed in 2005. The performance of this contract lasted longer than expected, due to technical and commercial difficulties and later to international sanctions. These difficulties were settled in 2011 and all remaining commitments under that agreement were included in a March, 2012 Maintenance and Repair Agreement. Due to the political situation of Syria, the performance of this new agreement has also been partially delayed.

Currently, the only activity of the Alcatel Lucent group in Syria is provided under the abovementioned 2012 Maintenance and Repair Agreement which represents a total value of €2,800,000, of which €730,000 in services will be performed locally. This agreement does not concern any activity currently limited or prohibited by any of the sanctions or export control regimes applicable to Syria. Revenue under this contract for the first quarter of 2012 was €494,000. Since the end of 2011, Alcatel Lucent has not conducted any business in Syria, except for the continuation of this maintenance and repair activity.

Total revenue of Alcatel Lucent in Syria (or in case of exportation of goods to Syria, with Syrian customers) was approximately €1,457,000 in 2011, €4,619,000 in 2010, €153,000 in 2009, €1,155,000 in 2008, €7,680,000 in 2007 and €8,497,000 in 2006, in each case almost exclusively with STE.

Our operations in, and ties to, Sudan are as follows:

Alcatel Lucent currently has no major activity in Sudan (not including the new Republic of South Sudan, since its partition from Sudan in July 2011). Indeed, no major business has been initiated or developed since January 1, 2012, except for a remote maintenance agreement with the Sudanese subsidiary of the South African mobile operator, MTN, for a total value of €495,000. Total revenue from our activities in Sudan (including the exportation of goods to Sudan, but not including the revenues of the ASN activities discussed below) for the first quarter of 2012 was €476,000.

Prior to the partition of Sudan, total revenue of Alcatel Lucent in Sudan (including the exportation of goods to Sudan, but not including the revenues of the ASN activities discussed below) was approximately €2,042,000 in 2011, €5,415,000 in 2010, and €2,262,000 in 2009, in each case the majority of which was generated by MTN Sudan and the remainder of which was primarily generated by Sudatel and the oil and gas industry. In 2008, total revenues of Alcatel Lucent in Sudan (including the exportation of goods to Sudan, but not including the revenues of the ASN activities discussed below) was approximately €9,545,000 and in 2007, approximately €18,948,000.

ASN entered into a contract in March, 2007 (amended in February, 2008) for the construction of the East Africa Submarine Cable System connecting South Africa, Mozambique, Madagascar, Tanzania, Kenya, Djibouti and Port Sudan (“EASSY”) with a consortium of telecom operators including Sudatel. We had negotiations with the Management Committee (the “MC”) and the Procurement Group (the “PG”) of the consortium since November, 2005. The MC and PG co-chairs were Telkom South Africa, incorporated in South Africa, and WIOCC, incorporated in Kenya. Sudatel, as well as other consortium members, were copied on all correspondence between ASN and the MC and PG co-chairs. ASN had no direct contact with Sudatel until the contract was signed. Subsequently, ASN was in contact with Sudatel during the project implementation phase (permitting activities, ensuring payment from Sudatel to the central billing party). All consortium members’ payments were made through the central billing party, France Telecom.

The original contract value was €140,690,882 and increased to €154,219,213 during the project implementation due to contract variations (need for more cable, add-on equipment, installation time, etc.). At the time of the execution of the contract, Sudatel’s ownership interest in EASSY was 14.32%. The total revenue of Alcatel Lucent as a result of this contract was approximately €111,845,000 for 2009, €38,394,500 for 2010, and €230,970 for 2011. The remainder of revenues pertaining to the original contract value relate to a portion of the EASSY project that was cancelled, which will most likely result in a downward adjustment to the contract value.

The EASSY system comprises two STM64 wavelengths fiber pairs that are upgradeable up to 32 wavelengths.

Equipment and supplies provided by ASN include the Hitachi submarine cable, land cable, OAC4 – LCP, beach and land joints, SLTE (1620LM, SDH equipment (1675SLU), management network (telephones, routers, switches, server, printer, laptop), PFE 12KV, branching unit (not in territorial waters), repeaters (not in territorial waters), system documentation, and spare parts (BU, submarine cable, joints).

Services provided by ASN include project management, system design, cable route study, marine survey, site survey, marine installation, terminal station installation, equipment training, terminal station equipment maintenance and after network implementation support.

The construction phase of the EASSY project was completed in July, 2010. ASN’s ongoing activity with EASSY is the provision of warranty support.

The contract was further amended in May, 2011 to provide for a first upgrade to EASSY for a total value of €9,334,138. In the context of this upgrade, Sudatel’s ownership interest in the consortium increased to 16.59%. The upgrade consists of the addition of 4 STM64 wavelengths over the complete system.

Equipment and services provided by ASN for the implementation of the upgrade are as follows:

Equipment and supplies provided by ASN include additional SLTE (1620LM) units, additional SDH equipment (1675SLU) both to increase capacity, management network (telephones, routers, switches, server, printer, laptop), and system documentation.

Services provided by ASN include project management, system design, site survey, terminal station installation, equipment training, terminal station equipment maintenance and after-sale support.

The implementation phase of the EASSY Upgrade No. 1 project was completed in February, 2012. ASN’s ongoing activities on EASSY Upgrade No. 1 are the clearing of punch-list items and the provision of warranty support. EASSY upgrade revenues for the first quarter 2012 amount to approximately €906,000.

Our operations in, and ties to, Cuba are as follows:

Since our May 30, 2006 letter describing our activities in Cuba, the scope of such activities has not changed substantially, except for the Venezuela to Cuba fiber optic project described below.

The local services of Alcatel Lucent in Cuba are conducted through COPAL, which is a Cuban consortium composed of Grupo de la Electrónica and Alcatel-Lucent Centro Caribbean Holding Limited, a British affiliate of Alcatel-Lucent France. Between 2009 and 2011, COPAL did not have any activity.

Alcatel-Lucent France is a supplier of fixed telephony to Empresa Telefonica de Cuba (ETECSA), which has a monopoly over all Cuban telecommunications services. ETECSA is a state-owned company that provides fixed, mobile, data and internet services. The approximate revenues of Alcatel Lucent’s main projects with ETESCA for the last three fiscal years are: €4,100,000 of switching equipment, €11,800,000 of services and maintenance, €2,700,000 of data equipment (ADSL, DSLAM and backbone equipment), €600,000 of access equipment and €3,700,000 of transmission equipment (fiber and microwave). Electrobanque, our wholly-owned subsidiary, provided ETESCA with vendor financing, pursuant to which, as of December 31, 2011:

–	ETESCA may draw up to €32,100,000;

–	ETESCA had drawn €13,800,000, out of which €11,200,000 was repaid, leaving an outstanding balance of €2,060,000.

Total revenue in Cuba for the first quarter of 2012 was €300,000, resulting from services and maintenance activities (but not including the revenues of the ASN activities discussed below).

In December, 2008, Alcatel-Lucent Shanghai Bell, a Chinese entity (“ASB”), entered into a contract for the construction of the ALBA 1 Cable System connecting Cuba to Venezuela and Cuba to Jamaica (“ALBA 1”) with Telecomunicaciones Gran Caribe S.A. (“TGC”), a joint venture incorporated in Venezuela, 60% owned by Telecom Venezuela (Venezuelan government-owned entity) and 40% owned by Transbit (a Cuban government-owned entity). Following a novation of the contract in September 2009 and the execution of a subcontracting agreement in January 2010, ASN assumed complete responsibility for the project implementation.

During the bidding stage, officials of the Cuban Ministry of Telecommunication invited ASB and ASN to first present their offer and then to negotiate the final price. During the project implementation phase, ASN’s interfaces were solely with TGC’s executive officers, including its president (a Venezuelan individual) and vice-president (a Cuban individual) at the time.

The original contract value was €44,437,753. The total revenue by Alcatel Lucent as a result of this contract was nil for 2009, approximately €28,323,700 for 2010, and €14,297,700 for 2011. There was no revenue generated by this project during the first quarter of 2012.

The equipment provided by ASN included submarine cables, land cables, articulated pipes, beach and land joints, 1621SLE, 1620LM, SDH equipment, energy, DGS, management systems (routers, switches, serves, laptops), PFE, air conditioning, branching units, repeaters, documentation, and spare parts (BU, submarine cable, joints).

Services provided by ASN included project management, system design, cable route study, marine survey, site surveys, marine installation, terminal station installation, training, permits in Jamaica, civil works (ducts and BMH in Cuba), tests, maintenance and after-sale support.

The construction phase of the project was completed in June, 2011. ASN’s ongoing activities with ALBA 1 are the clearing of punch-list items and warranty support. ASN has recently engaged in preliminary discussions with TGC for the provision of marine maintenance services on ALBA 1.

3.	Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Syria or Sudan.

Response:

We confirm that our business in Iran, Syria, Sudan and Cuba is not qualitatively or quantitatively, material to our business as a whole. We believe that our business in these countries does not constitute a material investment risk to our security holders. Our revenues in the above-listed countries, in the aggregate, represent less than one percent of our total revenue for each of the fiscal years from 2009 through 2011. Moreover, we believe that all of Alcatel Lucent’s business in Iran, Syria, Sudan and Cuba has been conducted in full compliance with any applicable export control and economic sanctions laws of the United States, the European Union and relevant EU member states.

We believe that each reasonable investor has a particular set of criteria for making investment decisions. With regard to our company, investors usually focus discussions on our strategy, the improvement of our financial performance, and/or our capacity to innovate. With regard to Corporate Responsibility-related questions, we explain our standards for governance, especially ethical business conduct and the principles and controls to ensure compliance with law, as described in Section 7.4 of the Form 20-F. (“Alcatel Lucent Code of Conduct”).

We are aware that some U.S.-based pension funds and endowments, as well as other investors, have adopted, or are considering adopting, policies, or are subject to state laws that would require them to divest their ownership of securities of companies doing business in Iran, Syria, Sudan and/or Cuba.

In the past, there have been a very limited number of instances where we have been contacted by U.S.-based pension funds and endowments or other investors, in order to clarify our activities in such countries. Since that time, the U.S.-based pension funds and endowments and other investors have not requested any follow-up. More recently, over the course of 2011 and since the beginning of 2012, we have also been requested in a very limited number of instances, usually by investment research companies, to provide some descriptive information of our business in these countries. We provided answers, usually also referring to our corporate policy on compliance, anti-corruption, ethics and human rights.

In addition, with regard to the publicity linking Alcatel Lucent with Iran’s energy program, such information appears to have been based on a contract that was entered into in 2004 and disclosed in our November 18, 2005 letter to the SEC. This contract was entered into in compliance with applicable U.S. and international sanctions and supplied telecommunications equipment to the South Pars oil field. Work under this contract was completed. To the extent new legislation is enacted to require U.S. listed companies to disclose their investments in Iran, Alcatel Lucent will undertake to comply with such laws.

4.	In this regard, we note that Massachusetts’ state pension fund is reported to have sold all of its Alcatel-Lucent stocks and bonds in 2008 because of your business in Sudan. We also note negative publicity in 2010 and 2011 regarding your contacts with these countries, including a reported reference by U.S. lawmakers to information identifying Alcatel-Lucent as a company linked to Iran’s energy program.

Response:

Please refer to our response to question 3 above.

5.	Please tell us whether you have provided or anticipate providing services, technology or equipment with military applications in connection with the contacts with Iran, Syria, Sudan and Cuba you describe in response to the foregoing comments. If so, please describe the relevant military applications and tell us whether, to the best of your knowledge, understanding and belief, the services, technology and/or equipment have been put to military use in or by the referenced countries.

Response:

We do not believe that any of our equipment or services used or sold in Iran, Syria, Sudan and Cuba, as described above, has a military purpose. To the best of our knowledge, Alcatel Lucent has not sold any equipment or services to military customers or for military use in these countries.

Operating And Financial Review And Prospects, page 43

Overview of 2011

6.	On page 9 you discuss a strategic plan adopted in January of 2009 which contemplated a shift in focus from mature technologies that previously generated significant revenues toward certain next-generation technologies. Please expand this section to assess the progress made and how your financial results evidence that progress.

Response:

We acknowledge the Staff’s comment and we supplementally advise the Staff that we will include expanded disclosure in Alcatel Lucent’s next Operating and Financial Review and Prospects, addressing the first half of 2012, which will be filed, together with Alcatel Lucent’s unaudited financial statements for such period, under cover of Form 6-K. The section will be expanded by adding the language in italics below at the end of the overview of the first six months of 2012, which will update the Overview of 2011 of the Form 20-F.

“In order to respond to needs reflected by the industry trends prevailing in the last few years, in 2009 we launched our strategic vision, that we call “Application Enablement,” to improve the Internet or “web” experience of service providers, enterprises and end-users while improving our customers’ return on their investments. To do that, we are working to provide consumers and business users with a rich and more trusted web experience by combining the speed and creative innovation of the web, the unique capabilities of our customers’ networks - such as quality, security, reliability, billing, privacy, user context (location)-, and the trusted relationship our customers have with their subscribers.

As of January 1, 2009, in order to advance our Application Enablement vision we adopted a new strategic plan built around our High Leverage Network™ (“HLN”), which provides the technological foundation needed to help service providers improve the Internet experience for business and consumer customers, providing a platform for the profitable delivery of new revenue-generating services. HLN also allows service providers the agility to develop applications faster, scale to meet the demands of transporting rapidly growing video and mobile traffic and reduce overall operating costs.

In the last three years, since we first introduced HLN, the world has further evolved dramatically, especially in terms of the pervasive use of smartphones and tablets and the correlative requirement of constant connectivity to the Cloud. Taking into account this evolution, we have further focused our HLN strategy to enhance our ability to help our customers be a key enabler of the new digital experiences.

In support of our High Leverage Network™ strategy, we developed a number of innovations to help align our portfolio with the trends in the market, including lightRadio™(completely revisiting how wireless access networks are thought about in order to sustain the massive mobile data growth), and the world’s most powerful core Internet router, based on our FP3 400 Gbps network processor unit.

The transformation set in motion by our Application Enablement vision included a change in the composition of our spending on research and development, as we accelerate the shift in our investments from mature technologies that previously generated significant revenue for us toward certain next-generation technologies.

We therefore invested, and today we continue to invest, significantly in core HLN technologies such as IP, new generation Optics, lightRadio/LTE, Fiber access and IMS. This portion of the portfolio supports a significant portion of our current revenues and is still in the growth phase of its products’ life cycle. As such, it also concentrates a significant portion of our R&D investment.

We are also expanding and realigning this HLN portfolio into new areas by investing in R&D on selective network applications that are important for the future evolution of the network, such as carrier Cloud, and customer experience management. As these areas are new, they do not yet represent a significant portion of our current revenues. In absolute terms the investment is lower than in the core portfolio, but significant as a percent of revenues given the current early stage in these products’ life cycle.

In addition, we are managing the transition of investments away from mature technologies as certain of our products, such as legacy optical networks (SDH/Sonet), legacy ATM switching, 2G networks and ADSL copper access, reach maturity and generate flat or declining revenues. These products are well developed and require minimal R&D investment to support the current installed base and our customers.

Sales of HLN products accounted for 48% of Network sales for the fourth quarter of 2011 and 56% of Network sales for the first quarter of 2012.”

Capital Resources, page 67

7.	We note that net cash provided by operating activities amounted to $25 million in fiscal 2011 and that operating activities used cash in each of fiscal 2010 and 2009. In each instance net cash generated from operating activities did not materially contribute to covering capital expenditures. If this trend continues, disclose how it affects your financial condition and management’s plan to increase or supplement cash provided by operating activities.

Response:

We acknowledge the Staff’s comment and we supplementally advise the Staff that we will disclose in our future filings how our financial condition may be impacted in the future by the fact that net cash generated by operating activities does not materially contribute to covering capital expenditures and our management’s plan to increase or supplement cash provided by operating activities.

We would like to note that, as explained in Section 6.6 of the Form 20-F (“Liquidity—Cash flow overview”), this improvement in net cash provided by operating activities in 2011 is primarily due to improved income from operating activities before restructuring costs, impairment of assets, gain (loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendments, reflecting the impact of higher gross margins as well as improvements in our operating expenses. We are taking additional action to further streamline our cost structure, and have targeted additional fixed and variable costs savings of €500 million in 2012.

In parallel, we have reduced the level of capital expenditures to €(558) million in 2011, from €(673) million in 2010 and €(669) million in 2009. The amount of the capitalization of development costs has been slightly decreasing, in line with the overall R&D expense decrease of 5.4% between 2011 and 2010. The vast majority of the decrease in our capital expenditures concerns a decrease in tangible assets, driven by improved purchase policies, optimization of our asset allocation and best practice usage (such as equipment sharing between sites), as well as other cost reduction actions.

As stated in Section 6.7 of the Form 20-F (“Contractual obligations and off-balance sheet contingent commitments—Capital expenditures”), we believe that our current cash, cash equivalents and marketable securities and funding arrangements provide us with adequate flexibility to pursue our capital expenditure program as planned. To the extent that the business environment materially deteriorates or our customers reduce their spending plans, we will re-evaluate our capital expenditure priorities appropriately.

*    *    *

The Company acknowledges:

•	that we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *

We would appreciate your letting us know as soon as possible whether our supplemental explanations and the proposed amendments to our Annual Report on Form 20-F for the year ended December 31, 2011 are satisfactory to you. In that regard, please do not hesitate to contact the undersigned by e-mail at paul.tufano@alcatel-lucent.com, or our counsel, Lauren K. Boglivi, Esq., of Proskauer Rose LLP, who is reachable by phone at 212-969-3082 or by e-mail at LBoglivi@proskauer.com for any further clarification or information needed.

Sincerely,

/s/ Paul Tufano
Name: Paul Tufano
Title: Chief Financial Officer

cc:	Via E-mail to
Robert Littlepage, Accountant Branch Chief
Joseph Kempf, Senior Staff Accountant